Exhibit A

Kobi Rozengarten Appointed to Saifun Semiconductors’ Board of Directors

NETANYA, Israel, March 8, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a leading provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that effective immediately, Kobi Rozengarten, President, has been appointed to serve on the Board of Directors.

Commenting on the appointment, Founder, Chairman and CEO, Dr. Boaz Eitan, said, “We are pleased to welcome Kobi to our Board. Through the years, Kobi has been the architect of our business model, while demonstrating strong leadership, deep experience and the vision needed to drive Saifun as a world-leading company. This appointment recognizes Kobi’s contribution to our company’s success and he will be a valuable asset to Saifun’s already strong board.”

Mr. Rozengarten joined Saifun in 1997. Mr. Rozengarten’s experience includes senior level management positions at Micro-Swiss Ltd., a subsidiary of Kulicke and Soffa Industries, Inc., and Elbit Computer Ltd. Mr. Rozengarten holds a M.Sc. in Industrial Management and a B.Sc. in Industrial Engineering from the Technion – The Israel Institute of Technology.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com / lroth@kcsa.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 10, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.